Continental Press release

Correction!

06015553

New Continental University Mexico building innovative educational bridges between high-tech company and academia

SUPPL

International automotive supplier cooperates with select universities in Cuautla, Guanajuato, San Luis Potosi, Nogales and Mexico City – as further building block in nurturing and promoting next generation and endowed individuals.

Cuautla/Silao/Hanover, July 24/25, 2006. Continental AG has established the Continental University Mexico as part of its goal of creating broad-based and wide-ranging qualification and advancement possibilities for its approx. 6,000 employees in Mexico. In doing so, the international automotive supplier is cooperating with five universities in the country. The Continental Executive Board member for human resources announced the start of this intensive cooperation in Cuautla and, a day later, in Silao. "Our company stands for success fueled by growth, quality and innovation. To ensure attainment of these goals we are establishing Continental University Mexico. With this step we face up to our responsibility – especially also in Mexico, one of our most important locations worldwide – and pay homage to the outstanding success of all our divisions there," says Thomas Sattelberger. The education and training measures are addressed to at all of those Continental's employees in Mexico who demonstrate a willingness to personally take the initiative and commit themselves to life-long learning. Corporate support for learning programs outside the company can extend all the way through to full assumption of the costs for these upon successful completion.

The leading international automotive supplier is represented in Mexico by Continental Automotive Mexicana S.A. de CV, Continental Tire de Mexico S.A. de CV and ContiTech Fluid Mexicana S.A. de CV, with factories in Silao, Las Colinas, Cuautla, San Luis Potosí and México City. The plants produce wheel sensors, brake boosters, electronic brake systems, electronic components for powertrain and chassis, comfort, occupant protection and electric drives, passenger tires and automotive hoses.

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The Continental University Mexico is organized into five campuses, one each at the Continental locations San Luis Potosi, Guanajuato, Cuautla, Nogales and Mexico City. Here learning participants can pursue a curriculum at three consecutive levels, depending on their own personal profile. At the "elementary grade" level, beginners can acquire task-related technical and fundamental knowledge. At the "specialization grade" level, employees are advanced to the status of qualified experts. The "promotional grade" level is an important module for acquiring the wherewithal to fill management positions. The range of what is offered at the Continental University Mexico extends from the acquisition of language proficiency through to a secondary school certificate, diplomas in fields like business administration or engineering, technical master certification or certificates in specific management methods such as Six Sigma.

"Excellent advanced training and ongoing education are key factors for corporate success, especially in the case of high-tech companies. With the founding of Continental University Mexico, we consistently pursue our strategy of building on the capabilities and motivation of our employees," declares Sattelberger. "We want to make the very most of our employees' potential – for their own good, for the benefit of the company and for the welfare of Mexico as a whole."

For some time now, Continental has placed stock in partnerships with institutions of higher learning, in Germany as well as in other regions of the world. Within the framework of the ambassador initiative, for example, hundreds of employees are active as ambassadors at universities, where they present the company's technical expertise and career chances but also promote cooperative relationships with the real world outside of academia.

A further module in the concept for nurturing and promoting the next generation of talent is the "Global Engineering Excellence" program, in which Continental has persuaded eight internationally renowned universities to participate. This project takes a close look at the perspectives and social position of engineers as well as their training and the productivity of national economies. The study aims to draw conclusions that can be of value in shaping the future orientation of the engineers' academic formation.

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„As a leading international automotive supplier, we know all too well how relevant technological innovations are for maintaining one's competitive standing and how absolutely essential young talent with an excellent technical background is," says Sattelberger. "We also view Continental University Mexico in this context."

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR13.8 billion. At present it has a worldwide workforce of around 85.000.

Hannes Boekhoff
Head of Press Relations
Continental AG
Vahrenwalder Straße 9
30165 Hanover
Ph.: +49 511 938-1278
Fax: +49 511 938-1055
prkonzern@conti.de

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